UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 2)
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Cidara Therapeutics, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

171757107
(CUSIP Number of Common Stock Underlying Class of Securities)

Jeffrey Stein, Ph.D.
President and Chief Executive Officer
Cidara Therapeutics, Inc.
6310 Nancy Ridge Drive, Suite 101
San Diego, California 92121
(858) 752-6170
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:
Charles J. Bair, Esq.
Karen E. Deschaine, Esq.
Cooley LLP
4401 Eastgate Mall
San Diego, California 92121
(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,995,061	$389

* Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for repricing in the offer will be tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 2,867,306 shares of the issuer’s common stock, having an aggregate value of $2,995,061 as of November 15, 2019, calculated based on a Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.

**The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $129.80 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01298% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$389	Filing Party:	Cidara Therapeutics, Inc.
Form or Registration No.:	SC TO-I	Date Filed:	November 20, 2019

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐  third party tender offer subject to Rule 14d-1.
☒  Issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Cidara Therapeutics, Inc., a Delaware corporation (the “Company”), on November 20, 2019 and amended on December 4, 2019 (as amended, the “Schedule TO”). The Schedule TO relates to the offer by the Company to exchange Eligible Options for New Options upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for New Options dated November 20, 2019 and amended on December 4, 2019 (the “Exchange Offer”).

The purpose of this Amendment No. 2 is to amend and supplement “Item 4 - Terms of the Transaction” to reflect and report the final results of the Exchange Offer under the caption “Material Terms.”

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO and the Exchange Offer.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

(a) Material Terms.

The Exchange Offer expired at 9:00 p.m., Pacific Time, on Wednesday, December 18, 2019. Pursuant to the Exchange Offer, 51 Eligible Holders elected to exchange Eligible Options and the Company accepted for cancellation Eligible Options to purchase an aggregate of 1,656,379 shares of the Common Stock, representing approximately 60.4% of the total shares of Common Stock underlying the Eligible Options as of December 18, 2019. Effective December 18, 2019, immediately following the expiration of the Exchange Offer, the Company granted New Options to purchase 1,529,814 shares of Common Stock, pursuant to the terms of the Exchange Offer and the Company’s 2015 Equity Incentive Plan. The exercise price per share of the New Options granted pursuant to the Exchange Offer was $2.45 per share, which is the closing price per share of Common Stock on The Nasdaq Global Market on the grant date of the New Options. The vesting terms of the New Options are described in detail in the Exchange Offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cidara Therapeutics, Inc.

By:	/s/ Jeffrey Stein, Ph.D.
Jeffrey Stein, Ph.D.
Its:	President and Chief Executive Officer

Dated: December 20, 2019